April 5, 2006

Mail Room 4561

Robert M. Pons
Chief Executive Office
Uphonia, Inc.
2250 Butler Pike, Suite 150
Plymouth Meeting, PA. 19462

	Re:	Item 4.02 Form 8-K
		Filed on March 28, 2006
		File No. 000-28008

Dear Mr. Pons:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have following comments:
1. Please amend your filing to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing. We refer you to Item
4.02 (a) (3) of Form 8-K.

2. You indicate that the previously issued financial statements with respect to 2003, 2004 and 2005 should no longer be relied upon. Please amend to clarify which Exchange Act reports will be amended, the date of conclusion of non-reliance on the financial statements and disclose your anticipated timing for filing of the amendments.

      You should file your amendment as a Form 8-K/A in response to these comments within five business days from the date of letter.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, please call Kari Jin, Staff
Accountant at (202) 551-3481.


								Sincerely,


								Kari Jin
								Staff Accountant



Mr. Pons
Uphonia, Inc.
April 5, 2006
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